BB 3/17

06005392

SECURITIES A[...]ON
Wa[...]

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. D.C. 213 SECTION

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AB 3/30

SEC FILE NUMBER
~~8-14715~~

8-14715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor Townsend & Kent, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham (City) **Pennsylvania** (State) **19044** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski **(215) 956 - 8208**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

Two Commerce Square Suite 1700 (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

Hornor, Townsend & Kent, Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2005

Hornor, Townsend & Kent, Inc. and Subsidiary
Index
December 31, 2005

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. and Subsidiary (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Hornor, Townsend & Kent, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 6,655,993
Restricted cash and deposits with clearing organization	90,000
Receivables from brokers/dealers and clearing organizations	2,374,919
Commissions receivable	1,226,603
Equipment and capitalized software, at cost (net of accumulated depreciation of $757,677)	326,308
Prepaid expenses and other assets	1,041,300
Deferred tax assets	280,768
Receivables from affiliates	237,803
Total assets	$ 12,233,694
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 2,171,213
Accounts payable and accrued expenses	2,834,488
Total liabilities	5,005,701
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	14,658,264
Accumulated deficit	(7,431,271)
Total stockholder's equity	7,227,993
Total liabilities and stockholder's equity	$ 12,233,694

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company has a wholly owned subsidiary, HTK of Delaware, Inc., which performs duties in relation to a joint venture partnership. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Restricted Cash and Deposits with Clearing Organizations

Restricted Cash represents cash in a bank account established for the benefit of customers in accordance with section (k)(2)(i) of the Securities Exchange Act Rule 15c3-3. These funds were set aside to cover potential obligations to customers who may have been overcharged commissions due to possible breakpoint discounts that may not have been delivered.

Restricted Cash also includes $25,000 in deposits made to Pershing LLC, HTK's Clearing Organization.

Equipment and Capitalized Software

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets. A straight line method of depreciation is used, generally with an eight year useful life on furniture and equipment and a three year useful life on computer software and equipment.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Annuities Sales

Annuities transactions and related commissions are recorded upon acceptance by the insurance company.

Federal Income Taxes

The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates

expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company believes that deferred tax assets at December 31, 2005 are realizable.

The Company had a federal income tax receivable from Penn Mutual of $329,269 at December 31, 2005. This amount is included in prepaid expenses and other assets on the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Significant Revenue Relationships
HTK considers significant revenue relationships to be relationships who account for 10% or more of total revenue. In 2005, one company accounted for approximately 21% of total revenue. No other companies accounted for more than 10% of total revenue.

2. Related Party Transactions

HTK supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products. HTK receives periodic wire transfer payments from Penn Mutual for their services. At December 31, 2005, an amount of $94,715 was receivable from Penn Mutual.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2005, all amounts owed to Penn Mutual under this agreement had been paid.

Under the terms of a marketing allowance agreement, the Company agrees to pay an 85% ratio of commission expense on commission revenue. After commissions are paid to registered representatives the residual value is paid to Penn Mutual. For the year ended December 31, 2005, an amount of $145,126 was receivable from Penn Mutual under this agreement.

HTK of Delaware, a subsidiary of the Company, held a 4% minority interest in Sentinel Advisors Company, Sentinel Administrative Services Company and Sentinel Financial Services Company. These companies serve as Sentinel Funds' advisor, transfer agent, administrator and distributor, respectively. As of December 30, 2005, HTK of Delaware agreed to sell this interest to Sentinel Asset Management, Inc., a subsidiary of National Life.

3. Credit Risk

In the event a customer of the Company is unable to fulfill their contracted obligations related to a security trade, the Company's clearing agent may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing agent on behalf of a customer of the Company is charged to the Company.

The Company clears approximately 40% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2005, total margin debt was $8,879,468. Collateral held in connection with these transactions was $56,154,944 at December 31, 2005.

Cash totaling $2,374,919 at December 31, 2005, was held at Pershing.

4. Income Taxes

The Company had a deferred tax asset of $280,768 at December 31, 2005, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes and capitalized software costs which are deductible when paid for income tax purposes.

5. Employee Benefit Plan

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company owed $0 to Penn Mutual as of December 31, 2005. Payments are made regularly throughout the year.

6. Commitments and Contingencies

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2006. The Company expects to renew the lease immediately upon expiration.

At December 31, 2005, aggregate minimum rental commitments under all noncancelable leases through March 31, 2006 was $25,383.

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. As of December 31, 2005, the Company had accrued liabilities of $1,118,000 which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

The Company has a remaining liability for potential mutual fund breakpoint refunds to customers in the amount of $52,000 as of December 31, 2005. This amount represents the Company's best estimate of probable refunds in connection with possible overcharges on large mutual fund

purchases by its customers. In the opinion of management, the ultimate impact of these refunds will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

7. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $100,000 per institution. The Company also maintains money market funds that are not federally insured.

8. Equipment and Capitalized Software

Equipment	$ 572,088
Capitalized software	511,897
	1,083,985
Less: Accumulated depreciation	757,677
	$ 326,308

9. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $5,074,728, which was $4,741,013 in excess of its required net capital of $333,715. The Company's net capital ratio was .99 to 1.